Scythian ANNOUNCES Marigold’s Exclusive Agreement

with Jamaica’s Peter Tosh Museum

— Medicinal Cannabis Dispensary to open in Peter Tosh Square —

— Peter Tosh Square to be the home of Marigold’s first herb house —

Toronto, ON – May 3, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce that Jamaica-based Marigold Projects Jamaica Ltd. (“Marigold”), a company that Scythian is in the process of acquiring a 49% interest in, has signed an exclusive sponsorship agreement with the world-renowned Peter Tosh Museum (the “Museum”) in Kingston, Jamaica. Under the terms of the agreement, Marigold will become the exclusive cannabis dispensary partner of the Museum.

Marigold is set to establish its first medicinal cannabis dispensary and herb house at the Peter Tosh Square, home of the Peter Tosh Museum at the Pulse Centre in New Kingston. As the exclusive cannabis sponsor, Marigolds branding will be showcased in the world-renowned Museum.

The Museum opened its doors on October 19, 2016, and honours the life and work of Peter Tosh, Jamaica’s global music legend and founding member of the critically acclaimed reggae group, The Wailers. The Museum is located at the Pulse Centre on Trafalgar Road in New Kingston and is a joint collaboration between The Peter Tosh Estate, Pulse Investments Ltd and Andrea Marlene Brown.

“We are honoured to provide the highest quality cannabis products to such a distinguished institution focused on recognizing a beloved Jamaican musician who championed the cause of legalizing cannabis,” said Scythian CEO Rob Reid. “We look forward to helping his legacy live on through our commitment to furthering medical marijuana research and expanding access to cannabis in the future.”

On March 22, 2018, Scythian announced that it had entered into a binding letter of intent (“Letter of Intent”) to acquire Marigold Acquisitions Inc. (“Holdco”), a company that holds a 49% interest in Marigold. If the proposed acquisition is completed, Scythian will become a major stakeholder of Marigold. Marigold holds five conditional cannabis licenses from the Jamaican Cannabis Licensing Authority (“CLA”) related to cultivation, processing, selling, therapeutic or spa services, and R&D activities. Marigold is also working with the University of West Indies to develop and test products derived from high cannabidiol cannabis sativa strains to establish their efficacy in treating diabetes, hypertension, pain and other ailments. The proposed acquisition is subject to regulatory approval from the TSX Venture Exchange (“TSXV”). The proposed acquisition also remains subject to notification to the CLA. The opening of the herb house remains subject to CLA approval.

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Rob Reid, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation that are not based on historical fact, including without limitation, statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to Scythian’s proposed acquisition of Holdco and Marigold, Marigold becoming the exclusive cannabis dispensary partner of the Museum and Marigold’s plans in expanding its business through its relationship with the Museum.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include the risk that that the Company’s proposed acquisition of Holdco and Marigold will not be successfully completed for any reason (including the failure to meet any condition precedent to the Letter of Intent and/or failure to obtain the required approvals or clearances from the TSXV and the CLA) or that sufficient demand for Marigold’s products fails to materialize.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those contained in the forward-looking information, there can be other factors that cause results or events to not be as anticipated, estimated or intended, including, but not limited to: the Company’s ability to comply with all applicable governmental regulations in a highly regulated business; the risk of investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under US federal laws; changes in laws; reliance on management; requirements for additional financing; competition; inconsistent public opinion and perception regarding the medical-use and adult-use marijuana industry; and regulatory or political change. Additional risk factors can also be found in the Company’s annual information form filed on SEDAR and available at www.sedar.com.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.